UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

GEOPARK LIMITED
(Exact name of registrant as specified in its charter)

Bermuda	001-36298	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Calle 94 No 11-30, 8 floor. Bogotá, Colombia	110221
(Address of principal executive offices)	(Zip Code)

Jaime Caballero Uribe +57 601 743 2337
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☐Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31,_________.

☒Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers.

The specified payment disclosure required by this Form is included as Exhibit 2.01 to this Specialized Disclosure Report on Form SD.

SECTION 3.   EXHIBITS

Item 3.01 Exhibits

2.01	–	Interactive Data File (Form SD for the year ended December 31, 2023 filed in XBRL).
99.1	–	Resource Extraction Payment Report as required by Item 2.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GEOPARK LIMITED

By:	/s/ Jaime Caballero Uribe	September 25, 2024
Name:	Jaime Caballero Uribe	Date
Title:	Chief Financial Officer